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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



         Dover Motorsports, Inc. (f/k/a Dover Downs Entertainment, Inc.)
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                                (Name of Issuer)



                           $.10 Par Value Common Stock
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                         (Title of Class of Securities)

                                   260174 10 7
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                                 (CUSIP Number)


      Henry B. Tippie, P.O. Box 26557, Austin, Texas 78755, (512) 346-1800
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 12, 2002

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box [_].

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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                                Page 2 of 6


(1)      NAME OF REPORTING PERSON

         (a)    Estate of John W. Rollins, Sr.
         (b)    Henry B. Tippie, Executor of the Estate of John W. Rollins, Sr.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (a)    E.I.N. # 51-0357525
         (b)    S.S. # ###-##-####

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [_]
                                                          (b)  [_]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS*

         Personal Funds

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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         (a)    State of Delaware
         (b)    United States

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(7)      SOLE VOTING POWER

         (a)    10,311,960
         (b)    3,290,700
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                                  SCHEDULE 13D
                            DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                                Page 3 of 6

NUMBER OF SHARES                    (8)   SHARED VOTING POWER
BENEFICIALLY OWNED                        (a)           0
OWNED BY EACH                             (b)     192,000
REPORTING PERSON WITH
                                    (9)   SOLE DISPOSITIVE POWER
                                          (a)  10,311,960
                                          (b)   3,290,700

                                    (10)  SHARED DISPOSITIVE POWER
                                          (a)           0
                                          (b)     192,000


(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (a)  10,311,960
      (b)   3,482,700
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [_]
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (a)   26.3%
      (b)    8.9%
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(14)  TYPE OF REPORTING PERSON*

      (a)   00
      (b)   IN
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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                                Page 4 of 6



Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the "Common Stock"), par value $.10 per share, of Dover Motorsports, Inc., (f/k/a Dover Downs Entertainment, Inc.) a Delaware corporation (the "Company"). The Common Stock is publicly traded. The ownership reflected above includes both Common Stock and Class A Common Stock. All shares are Class A Common Stock with the exception of 290,700 shares of Common Stock owned by Mr. Tippie, 150,000 shares of Common Stock owned by the wife of Mr. Tippie and 42,000 shares held in trust as to which Mr. Tippie is a Co-Trustee. Class A Common Stock is not publicly traded. Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock. The percentages set forth herein assume the conversion of all outstanding shares of Class A Common Stock into Common Stock. The principal office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.

Item 2. Identity and Background.

This Schedule 13D is filed by the Estate of John W. Rollins, Sr. (the "Estate") and Henry B. Tippie, both as executor of the Estate and individually ("Mr. Tippie"). The Estate and Mr. Tippie are not a "group" within the meaning of
Section 13(d) and are filing on the same Schedule for convenience only.

The Estate came into existence upon the death of John W. Rollins, Sr. on April 4, 2000. The Estate's business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731. Letters Testamentary upon the Estate were in due form of law granted unto Mr. Tippie on April 7, 2000. Mr. Tippie's business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX 78731.

Mr. Tippie is the non-executive Chairman of the Board and Chairman of the Executive Committee of the Company, Chairman of the Board and Chief Executive Officer of Tippie Services, Inc., and a Director of various other public and private companies.

During the last five years, neither Mr. Tippie nor the Estate were convicted in a criminal proceeding.

During the last five years, neither Mr. Tippie nor the Estate were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, either was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                                Page 5 of 6

Mr. Tippie is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

This 13D is filed in connection with the acquisition by Mr. Tippie on August 12, 2002 of 290,700 shares of Common Stock from the Company at a price per share of $4.30, for an aggregate purchase price of $1,250,010. Mr. Tippie used personal funds for the acquisition.

Item 4. Purpose of Transaction.

Mr. Tippie acquired the shares for investment purposes. Neither the Estate nor Mr. Tippie have any plans or proposals which relate to any of the matters requiring disclosure under this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)  Estate:      10,311,960 shares of Class A Common Stock or 26.3% of the
                  shares of Common Stock and Class A Common Stock outstanding based on the Company's most recent filing with the Securities
                  Exchange Commission.

     Mr. Tippie:  Mr. Tippie beneficially owns 3,000,000 shares of Class A
                  Common Stock and 482,700 shares of Common Stock or 8.9% of the shares of Common Stock and Class A Common Stock outstanding. This includes 42,000 shares of Common Stock held as Co-Trustee and 150,000 shares of Common Stock held by his wife.

(b)  Please refer to Items 7 through 9 on pages 2 and 3 and Item 5(a) above.

(c)  Please refer to Item 3.

(d)  None.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

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                                  SCHEDULE 13D
                             DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7                                                Page 6 of 6

Item 7. Material to be filed as Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Estate of John W. Rollins, Sr.

Date: August 13, 2002                       /s/ Henry B. Tippie
                                            By Henry B. Tippie, Executor

                                            /s/ Henry B. Tippie
                                            Henry B. Tippie, Individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)